SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No.12 )

 Brantley Capital Corporation
(BBDC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

105494108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Brantley Capital Corporation
		3201 Enterprise Parkway, Suite 350
		Cleveland, OH   44122
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		Jo Ann VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of
BBDC	on behalf of accounts that are managed by KIM (?the Accounts?)
under limited powers of attorney.  All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BBDC fit the investment guidelines for various
		Accounts.  Shares have been acquired since July 2, 2001.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this report, KIM owns 334,627 shares, which represents 8.80 % of the outstanding Shares.  George W. Karpus presently owns 4,167 shares purchased on May 22, 2003 at $8.49 (1000 shares),
May 29 at $8.35 (167 shares), June 3 and 9 at $8.35 (500 shares), June 10 at $8.37 (2000 shares), and August 19 and 25, 2004 at $10.79 (500 shares).
Dana R. Consler presently owns 120 shares purchased on October
29, 2004 at $10.75 (20 shares) and November 1 at $10.97 (100 shares).
Karpus Investment Profit Sharing Plan currently owns 2900 shares purchased on May 20, 2003 at $8.59 (2000 shares) and November 30,
2004 at $11.16 (200 shares), and September 22, 2005 at $ 5.95 (400 shares), November 14 at $ 4.40 (300 shares) .  Karpus Investment Defined
Benefit Plan presently owns 20 shares purchased October 14, 2004 at
$11.01. Jo Ann Van Degriff presently owns 501 shares purchased on
October 26, 2005  at$ 4.50 per share. None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on July 2, 2001 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
11/14/2005
1000
4.40

12/1/2005
1000
4.20
11/30/2005
1000
4.30

12/8/2005
-500
4.25




12/9/2005
-1030
4.25




12/13/2005
3000
4.22




12/13/2005
-4500
4.20




12/14/2005
2500
4.22




12/14/2005
-2900
4.20




12/15/2005
1000
4.26




12/15/2005
-500
4.30




12/19/2005
-4200
4.22




12/20/2005
6300
4.18




12/20/2005
-9110
4.16




12/28/2005
5000
4.18




12/28/2005
-5614
4.16




12/30/2005
700
4.18




12/30/2005
-770
4.16
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of
BBDC	securities.
ITEM 7	Materials to be Filed as Exhibits
	            Not applicable.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


January 9, 2006 	     	       By:________________________
     Date					     Signature
				         Dana R. Consler, Senior Vice President
       Name/Title